EXHIBIT 1.1

UNITED STATES DISTRICT COURT

FOR THE MIDDLE DISTRICT OF PENNSYLVANIA

IN RE: PRESSURE SENSITIVE	MDL Docket No. 3:03-MDL-1556
LABELSTOCK ANTITRUST	ALL CASES
LITIGATION
(Chief Judge Vanaskie)

DEFENDANTS’ JOINT INITIAL PRETRIAL CONFERENCE BRIEF

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TABLE OF AUTHORITIES

Page(s)
CASES

Alvord-Polk, Inc. v. F. Schumacher & Co. 37 F.3d 996 (3d Cir. 1993)	8

Bell Atlantic v. AT&T Corp. 339 F.3d 294 (5th Cir. 2003)	11

Big Apple BMW Inc. v. BMW of N. Am., Inc. 974 F.2d 1358 (3d Cir. 1992)	9

Business Elecs. Corp. v. Sharp Elecs. Corp. 485 U.S. 717 (1988)	8,9

Continental T. V. v. GTE Sylvania 433 U.S. 36 (1977)	11

Dimidowich v. Bell & Howell 803 F.2d 1473 (9th Cir. 1986)	9

Electronics Communications Corp. v. Toshiba Am. Consumer Prods., Inc. 129 F.3d 240 (2d Cir. 1997)	8,10

In re Potash Antitrust Litig. 954 F. Supp. 1334 (D. Minn. 1996)	12

Kashfi v. Phibro-Salomon, Inc. 628 F. Supp. 727 (S.D.N.Y. 1986)	12

Krehl v. Baskin-Robbins Ice Cream Co. 644 F.2d 1348 (9th Cir. 1982)	10

Matsushita Elec. Indus. Co. v. Zenith Radio Corp. 475 U.S. 574 (1986)	8,9

Monsanto Co. v. Spray-Rite Serv. Corp. 465 U.S. 752 (1984)	8,9

New York Life Ins. Co. v. Daly Civil Action No. 95-6702, 1996 WL 711492 at *1 (E.D. Pa. Dec. 5, 1996)

RAD Servs., Inc. v. Aetna Cas. & Sur. Co. 808 F.2d 271 (3d Cir. 1986)	14

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Reynolds Metals Co. v. Columbia Gas System, Inc. 669 F. Supp. 744 (E.D. Va. 1987)	12

School District of Philadelphia v. Harper & Row Publishers, Inc. 267 F. Supp. 1001 (E.D. Pa. 1967)	11

Smalley & Co. v. Emerson & Curming, Inc. 13 F.3d 366 (10th Cir. 1993)	8

Texaco, Inc. v. Borda 383 F.2d 607 (3d Cir. 1967)	14

United States v. Colgate 250 U.S. 300 (1919)	10

Vasiliow Co., Inc. v. Anheuser-Busch, Inc. 117 F.R.D. 345 (E.D.N.Y. 1987)	11

Washington v. Brown & Williamson Tobacco 959 F.2d 1566 (11th Cir. 1992)	14

Weisfeld v. Sun Chem. Corp. 210 F.R.D.136 (D.N.J. 2002)	11

Weisman v. Mediq, Inc. No. Civ. A. 99-5805, 1995 WL 273678, *2 (E.D. Pa. May 3, 1995)	13

White Motor Co. v. U.S. 372 U.S. 253 (1963)	10

STATUTES

15 U.S.C. § 1	8

Federal Rule of Civil Procedures 23	14

OTHER AUTHORITIES

Manual for Complex Litigation (Third) § 30.11 (1995)	14

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Defendants Avery Dennison Corporation (“Avery Dennison”), UPMKymmene Oyj (“UPM”), Raflatac, Inc. (“Raflatac”), Morgan Adhesives Company (“MACtac”), and Bemis Company, Inc. (“Bemis”) jointly submit the following initial pretrial conference brief pursuant to Paragraph 19 of this Court’s November 14, 2003 Practice & Procedures Order.

I. INTRODUCTION

In these consolidated actions, certain labelstock purchasers allege that certain labelstock manufacturers fixed prices in violation of the Federal antitrust laws. Each action seeks monetary damages on behalf of a purported class of labelstock purchasers. Defendant manufacturers deny that there ever was any agreement between them to fix the prices of labelstock; on the contrary, they contend their intense competition has driven prices steadily downward to the benefit of labelstock purchasers. They further dispute that these actions may properly be brought as class actions. These cases were filed in the wake of a Department of Justice (“DOJ”) challenge to a proposed merger between two of the labelstock manufacturers, Raflatac and MACtac. In that challenge, DOJ alleged improper communications between officials from Avery Dennison and officials from Raflatac’s parent company, UPM. But UPM is a supplier of paper to Avery Dennison, and the communications in question arose in this context. The court hearing the merger challenge found no improper communications between any labelstock manufacturers and indeed found that the sale of labelstock is “highly competitive.”

The charges in the MDL cases, which are predicated upon the same allegations, should not be accepted here either.

II. FACTUAL BACKGROUND

A. The Pressure Sensitive Labelstock Industry

This litigation concerns the pressure sensitive materials industry, which includes pressure sensitive graphics, tapes, paper and film labelstocks, and other products. Labelstock is the bulk material used to make pressure-sensitive labels. It consists of a face material (e.g., paper or film), an adhesive, a release coating, and a release liner/backing material (e.g., paper). Labelstock manufacturers purchase face materials and release liners from suppliers, laminate the materials together with adhesive and release coatings, then sell the finished labelstock in large rolls or sheets to customers, typically label “converters” like the plaintiffs. Converters then cut the labelstock down into pressure-sensitive labels for a wide variety of consumer and commercial applications. Different converters often require different face materials and different release liners made to different specifications for particular end-use applications, and as a result there are hundreds if not thousands of different types of labelstock sold in the United States today.

B. The Parties

UPM is a Finnish paper company. UPM produces a wide range of paper products, including face papers and release liner papers for labelstock manufacturers. UPM competes with other paper companies (including International Paper, Wausau Mosinee, and Stora Enso) in selling the types of papers used to manufacture labelstock. UPM sells these “label papers” to its own subsidiary, Raflatac, as well as to other labelstock manufacturers, including Avery Dennison. UPM therefore is a “dual distributor” – it sells its label papers both to its Raflatac subsidiary and to labelstock manufacturers that compete directly with Raflatac, such as Avery Dennison.

Defendants Avery Dennison, Raflatac, and MACtac are labelstock manufacturers, competing with each other and with other labelstock manufacturers (including Green Bay, Acucote, Technicote, Flexcon, and others) for converters’ business on the basis of quality, service, and price. Since the cost of paper has a direct impact on the price that labelstock manufacturers charge, they regularly negotiate paper prices with their paper suppliers. Avery Dennison is the leading manufacturer of labelstock in the United States. MACtac is a distant second. Raflatac has been building its market share in the United States in recent years through aggressive pricing, and in 2001 opened a new, high-volume labelstock plant in North Carolina.

Bemis is a flexible packaging manufacturer; it does not participate in the labelstock market. It appears that Bemis was named as a defendant in these actions because it owns defendant MACtac.

Plaintiffs allege they are certain label converters and customers of Avery Dennison, MACtac, and/or Raflatac. Plaintiffs and other converters purchase labelstock from manufacturers at individually negotiated prices, specifications, and delivery terms, then cut the labelstock into labels that meet the specifications of their customers.

C. The UPM-MACtac Merger Investigation

In August 2002, UPM announced plans to acquire MACtac from Bemis and to merge it with Raflatac. DOJ investigated the transaction under the authority granted it by the Hart-Scott-Rodino Act of 1976.

Following its investigation, DOJ filed a complaint with the District Court for the Northern District of Illinois on April 15, 2003, seeking to enjoin the acquisition. DOJ argued the transaction would facilitate future efforts by UPM or Raflatac and Avery Dennison to coordinate rather than compete. DOJ alleged that UPM’s supplier relationship had occasioned discussions about labelstock pricing between UPM and Avery Dennison in the past, and that UPM’s acquisition of MACtac, coupled with ongoing discussions about pricing during the course of UPM’s supplier relationship with Avery Dennison, could lead to coordinated pricing of labelstock in the future.1 DOJ did not allege that UPM and Avery Dennison agreed to fix labelstock prices. While DOJ did allege that UPM and Avery Dennison attempted to limit competition in the labelstock market, DOJ also acknowledged that any such attempt had not been successful, and indeed that UPM’s Raflatac subsidiary has been an “aggressive and disruptive competitor” that had “competed aggressively” in the labelstock market at all relevant times up through the present.2 DOJ did not allege any direct communications between

1 See United States v. UPM-Kymmene, Oyj, et al., Merger Complaint, CV 03C2528 (N.D. Ill.) (“Merger Complaint”), ¶¶26-29. (Attached as Exhibit B to plaintiff Bertek Systems, Inc.’s Class Action Complaint, PAM# 3:03cv2000.)

2 Merger Complaint, ¶¶ 25-26.

Avery Dennison and Raflatac, as opposed to between Avery Dennison and UPM. DOJ also did not allege any pricing communications took place between Bemis (or MACtac) and any labelstock manufacturer.

DOJ’s request for a preliminary injunction was heard before the Hon. James B. Zagel in June 2003, who enjoined the merger on July 25, 2003. Judge Zagel found that if UPM were allowed to complete the transaction, Raflatac and Avery Dennison would have little incentive to compete with one another for some period of time in the future.3 Notably, however, Judge Zagel did not find that the labelstock manufacturers had sought to limit competition. To the contrary, the Court’s opinion included DOJ’s stipulation that the paper labelstock market is “highly competitive.” (Opinion and Order p.9.)

Judge Zagel likewise did not find that any of the defendants had engaged in any improper conduct or communications. In recitations “includ[ing] findings of fact and conclusions of law,” the Court stated that “UPM itself builds a Chinese Wall so that those who sell to Avery have no influence over Raflatac and vice versa” and that “[t]he assurance given to Avery when it complained about Raflatac’s competition [was] an assurance that UPM would not advantage Raflatac in its purchase of supplies and not an assurance that the ‘unadvantaged’ Raflatac would not compete for business.” (Opinion and Order p.14.)

3 See United States v. UPM-Kymmene Oyj, et al., July 25 Memorandum Opinion and Order (“Opinion and Order”), pp. 17-18.

III. PROCEDURAL BACKGROUND

A. MDL Cases

Plaintiffs have filed eleven federal antitrust complaints against Avery Dennison, UPM, and Raflatac. MACtac and Bemis are named as defendants in eight of those complaints. All eleven cases have been assigned or are being transferred to this Court, and the cases are stayed pending a scheduling order from this Court. DOJ’s merger case is over, though all of the MDL plaintiffs’ complaints mirror the merger complaint, and nine of the complaints specifically incorporate DOJ’s allegations by reference – including DOJ’s description of the supplier/competitor relationship between Avery Dennison and UPM, and its concession that whatever communications occurred between the two at most were attempts to agree, not agreements, and they were unsuccessful at that.4 None of the complaints allege any improper communications between Bemis (or its subsidiary MACtac) and the remaining defendants.

Defendants have not answered the complaints yet, but they will deny any allegation that they agreed to fix labelstock prices.

4 See Complaints by Scranton Label, Inc., ¶39 (M.D. Pa. 3:03cv0871); Sentry Business Products, Inc. (3:03CV1999), ¶50; Bertek Systems, Inc., ¶33 and Exh. B (3:03CV2000); McCarthy Printing Corp., ¶25 (3:03cv2003); Graphic Art Systems, Inc., ¶39 (3:03cv2004); Hyde Park Label Corp. (3:03cv2005) ¶50; Ampersand Label, Inc. ¶50 (3:03cv2006); Ossendryver, ¶27 (D. Minn. 03cv5242); Pamco, ¶49 (N.D. Ill. 03c 6439).

B. Related Proceedings

In April 2003, at the same time DOJ filed its merger complaint, it notified the defendants that it had commenced a criminal investigation into pricing in the labelstock industry. On August 15, 2003, DOJ issued grand jury subpoenas duces tecum to the defendants. The DOJ investigation and grand jury is proceeding, and the defendants are cooperating with it.

Separately, indirect purchasers of labelstock filed four antitrust class action complaints against UPM, Avery Dennison, and Raflatac in California State court, coordinated and proceeding in the Superior Court of San Francisco County, and another against all the defendants in Arizona State Court, in the Superior Court of Maricopa County.

IV. LEGAL BACKGROUND

A. Sherman Act Section 1 (Restraint of Trade) Issues

DOJ’s merger complaint alleged, and the MDL plaintiffs reassert, that Avery Dennison and UPM have engaged in discussions relating to labelstock prices. Defendants deny there was any agreement between them to fix the prices of labelstock. As DOJ’s merger complaint highlighted, UPM is a dual distributor – it sells label papers to its own subsidiary Raflatac as well as to other labelstock manufacturers such as Avery Dennison. Communications between a dual distributor (like UPM) and a customer (like Avery Dennison) are analyzed as vertical communications between a supplier and a customer, not as horizontal communications between competitors.5 This analysis is particularly compelled here, as the alleged communications were between Avery Dennison and UPM executives responsible for the supply of label papers. This has several implications for the merits of plaintiffs’ case, including: (1) complaints about downstream pricing between Avery Dennison and UPM are not probative of a conspiracy;6 (2) plaintiffs must provide evidence of actual agreement on prices or price levels for labelstock;7 and (3) absent direct evidence of such an actual agreement, there must be evidence tending to exclude the possibility of independent pricing action.8

Section 1 of the Sherman Act generally prohibits agreements between two companies to illegally restrain trade.9 However, courts have long recognized that suppliers and their distributors legitimately exchange information about prices and the reception of their products in the downstream market. As part of that interaction, it is common for distributors to complain to their suppliers about other, price-cutting distributors. And as the Supreme Court recognized in Monsanto and

5 See Electronics Communications Corp. v. Toshiba Am. Consumer Prods., Inc., 129 F.3d 240, 243 (2d Cir. 1997); Smalley & Co. v. Emerson & Curming, Inc., 13 F.3d 366, 368 (10th Cir. 1993).

6 See Monsanto Co. v. Spray-Rite Serv. Corp., 465 U.S. 752, 763 (1984).

7 See Business Elecs. Corp. v. Sharp Elecs. Corp., 485 U.S. 717, 735-36 (1988).

8 See Monsanto, 465 U.S. at 768; see also Matsushita Elec. Indus. Co. v. Zenith Radio Corp., 475 U.S. 574, 588 (1986).

9 15 U.S.C. § 1 (2003). As the Third Circuit has observed: “The very essence of a section 1 claim, of course, is the existence of an agreement. Indeed, section 1 liability is predicated upon some form of concerted actionUnilateral action, no matter what its motivation, cannot violate section 1.” Alvord-Polk, Inc. v. F. Schumacher & Co., 37 F.3d 996, 999 (3d Cir. 1993) (citation omitted).

Sharp Electronics, permitting an agreement to be inferred merely from the existence of such complaints could deter or penalize perfectly legitimate conduct.10 As a result, the courts have ruled that evidence that one distributor complained to a manufacturer about another distributor’s prices is not proof of a price-fixing agreement between the manufacturer and complaining distributor,11 even if the manufacturer acted in response to the distributor’s complaints.12 Rather, absent direct evidence of an agreement, in a vertical case “there must be evidence that tends to exclude the possibility of independent [pricing] action by the manufacturer and distributor.”13 Moreover, even where plaintiffs can show that a vertically related customer and supplier entered into an agreement, that agreement is not illegal per se unless plaintiffs further can show that the defendants agreed on specific resale prices or price levels.14

10	Monsanto, 465 U.S. at 763; Sharp Electronics, 485 U.S. at 735-36.

11	Monsanto, 465 U.S. at 763 (finding no inference of agreement merely on evidence of a distributor’s complaint and a manufacturer’s subsequent actions).

12	The few civil cases that have allowed an inference of conspiracy in the vertical context are expressly limited to circumstances where the complaints were made by distributors in a collective fashion (so there effectively was a horizontal agreement among competing distributors), Big Apple BMW Inc. v. BMW of N. Am., Inc., 974 F.2d 1358 (3d Cir. 1992), and where reasons for termination of the distributor were pretextual, Dimidowich v. Bell & Howell, 803 F.2d 1473, 1480 (9th Cir. 1986).

13	Monsanto, 465 U.S. at 768; see also Matsushita, 475 U.S. at 588.

14	An agreement between a supplier and a distributor only is illegal per se if it involves an agreement on the prices or price levels to be charged by the distributor; otherwise, the agreements are evaluated under the so-called “rule of reason,” which requires proof that, on balance, the defendants’ conduct has unreasonably injured competition. Price agreements analyzed in this vertical context are rarely unlawful. Sharp Electronics, 485 U.S. at 735-36.

Dual distributors’ communications with their independent distributors are treated as vertical communications,15 and dual distributing suppliers are entitled to the same basic deference that is afforded all suppliers in dealing with their distributors.16 As a result, to prove an agreement to fix prices in the context of communications between a dual distributor and its customer distributor, plaintiffs have the difficult – and defendants believe insurmountable – task of proving directly that UPM and Avery Dennison agreed to specific prices or price levels for labelstock or, failing that, that the defendant’s conduct tends to exclude the possibility each acted independently (i.e., that there is no possibility they acted independently) on prices or price levels. DOJ did not allege that the defendants agreed on prices or price levels in its merger complaint, the defendants deny any price fixing took place, and the defendants do not believe plaintiffs will be able to establish any unlawful pricing agreement.

B. Class Certification Issues

Plaintiffs’ complaints are not appropriate for class certification. Labelstock prices are negotiated on a per-sale basis – a particular customer may order a dozen different types of labelstock from a supplier on several different occasions over the course of a year, each time negotiating the price, specifications, rebates, payments, and delivery terms of the sale. Separate and apart from the difficulty of proving an

15	Electronics Communications Corp., 129 F.3d at 243.

16	A dual distributor may, for example, reserve specific accounts or territories for itself or allocate markets or customers amongst its distributors. See United States v. Colgate, 250 U.S. 300, 307 (1919); White Motor Co. v. U.S., 372 U.S. 253 (1963); Krehl v. Baskin-Robbins Ice Cream Co., 644 F.2d 1348 (9th Cir. 1982).

agreement to fix prices in this type of market, plaintiffs will face a very high burden in showing that the injury they allege is typical for the class, common to all class members, and that there is an acceptable class-wide method of proving antitrust injury (impact) and determining damages.17 Any discussions of labelstock pricing generally amongst the defendants would have to be shown to have impacted a particular negotiated price – something that only could be established on an individual basis.

Moreover, as to UPM and Avery Dennison, the dual distributor relationship between UPM and Avery Dennison is central to this case.18 As such, should the claims survive summary adjudication, in the absence of evidence of an agreement on specific prices or price levels, the vertical relationship between customer and supplier would require a fact-intensive and customer-specific inquiry into anticompetitive effects,19 making the case inappropriate for class treatment.20

17 See School District of Philadelphia v. Harper & Row Publishers, Inc., 267 F. Supp. 1001, 1004 (E.D. Pa. 1967) (denying class treatment in an antitrust case brought by purchasers of library-edition children’s books where dissimilar pricing, volumes, purchasing methods, and product quality needs predominated the class).

18 The Complaints fail to allege any facts with respect to any communications between Bemis and MACtac and any labelstock manufacturer, and fail to allege facts that Bemis and MACtac were involved in the communications between UPM and Avery Dennison. Therefore, the dual distribution relationship does not bear on a determination of Bemis’s and MACtac’s lack of involvement in the communications alleged and the alleged conspiracy.

19 Continental T. V. v. GTE Sylvania, 433 U.S. 36, 49 (1977).

20 See Bell Atlantic v. AT&T Corp., 339 F.3d 294, 306-307 (5th Cir. 2003) (finding class certification inappropriate in a rule of reason case); see also Weisfeld v. Sun Chem. Corp., 210 F.R.D.136, 141 (D.N.J. 2002); Vasiliow Co., Inc. v. Anheuser-Busch, Inc., 117 F.R.D. 345, 346 (E.D.N.Y. 1987).

V. CRITICAL ISSUES FOR RESOLUTION

Defendants expect to litigate the following list of crucial disputed issues, which is neither exhaustive nor meant to limit the defenses that defendants may raise in the course of this litigation.21

A. Plaintiffs’ Sherman Act Section 1 Claim

Whether plaintiffs can sustain a cause of action under Section 1 of the Sherman Act where, as here, 1) the vertical relationship between UPM and Avery Dennison is that of a dual distributor and its customer, 2) their communications did not constitute an agreement on price or price levels in the downstream market, and 3) after an eight-month-long merger investigation DOJ stipulated the labelstock market is “highly competitive.”

B. Whether Bemis Company and MACtac are Proper Parties

Whether Bemis is a proper party to these actions where Bemis was not involved in the manufacture or sale of labelstock and has been named in these actions solely as a result of being MACtac’s parent.22

Whether there is any basis for Bemis and MACtac being in these actions where the Complaints fail to allege facts suggesting that Bemis and MACtac were

21 Consistent with the Court’s Order, defendants understand this submission is not binding upon the defendants in any way, will not waive any claims or defenses, and may not be used against the defendants in this or any other proceeding.

22 See, e.g., Reynolds Metals Co. v. Columbia Gas System, Inc., 669 F. Supp. 744, 750 (E.D. Va. 1987) (dismissing antitrust complaint where the only allegation made concerning the parent’s relation to anticompetitive behavior was the parent subsidiary relationship). See also In re Potash Antitrust Litig., 954 F. Supp. 1334, 1390 (D. Minn. 1996) (refusing to pierce the corporate veil); Kashfi v. Phibro-Salomon, Inc., 628 F. Supp. 727, 733 (S.D.N.Y. 1986).

involved in the alleged communications between UPM and Avery Dennison or in any conspiracy.

C. Staying All Discovery Pending Resolution of Motions to Dismiss

Whether all discovery in this action should be stayed pending defendants’ motions to dismiss plaintiffs’ complaints, where 1) if granted, defendants’ motions will narrow or eliminate entire causes of action or defendants for which discovery is required, and 2) the courts in this Circuit have found that: “[A] stay is proper where the likelihood that such motion may result in a narrowing or outright elimination of discovery outweighs the likely harm to be produced by the delay. Where a pending motion to dismiss may dispose of the entire action and where discovery is not needed to rule on such motion, the balance generally favors granting a motion to stay.”23

D. Plaintiffs’ Request For Class Certification

Whether this action is manageable as a class action, including whether there is any acceptable class-wide method of proving antitrust injury (impact) and determining damages, where, as here, 1) the products at issue are sold with individually negotiated prices, specifications, rebates, freight costs and delivery terms, and 2) plaintiffs likely will have to make particularized proofs of liability, competitive impact, and damages as to any particular purchaser in the circumstances of this case.

[23]	Weisman v. Mediq, Inc., No. Civ. A. 99-5805, 1995 WL 273678, *2 (E.D. Pa. May 3, 1995) (citation omitted).

E. Bifurcating Class Discovery and Merits Discovery

Whether class discovery should precede merits discovery 1) where the Manual for Complex Litigation observes that “Fed. R. Civ. P. 23(c)(1) directs the court to determine ‘as soon as practicable’ whether an action is to be maintained on behalf of … a class,”24 and that “[b]ifurcating class and merits discovery can at times be more efficient and economical,”25 and 2) where, as here, bifurcation has the further advantage of deferring merits discovery during the DOJ’s grand jury proceeding, so as to preserve the secrecy of the grand jury, protect witnesses, and serve the ends of judicial economy.

F. Staying Merits Discovery While The Grand Jury Is Proceeding

Whether all discovery relating to the merits of the action should be stayed pending resolution of DOJ’s grand jury proceedings where 1) the United States Court of Appeals for the Third Circuit has in the past upheld the exercise of discretion to stay civil proceedings pending ongoing grand jury matters,26 2) a stay is required here for those same reasons and to avoid putting witnesses in jeopardy

24 Manual for Complex Litigation (Third) § 30.11 (1995).

25 Id., at § 30.12; Washington v. Brown & Williamson Tobacco, 959 F.2d 1566, 1570-71 (11th Cir. 1992) (“To make early class determination practicable and to best serve the ends of fairness and efficiency, courts may allow classwide discovery on the certification issue and postpone classwide discovery on the merits.”).

26 RAD Servs., Inc. v. Aetna Cas. & Sur. Co., 808 F.2d 271, 279 n.3 (3d Cir. 1986) (citing Texaco, Inc. v. Borda, 383 F.2d 607 (3d Cir. 1967) (sustaining a stay of a private antitrust suit pending resolution of criminal proceedings against several of the petitioner’s alleged co-conspirators); see also New York Life Ins. Co. v. Daly, Civil Action No. 95-6702, 1996 WL 711492 at *1 (E.D. Pa. Dec. 5, 1996) (“This Court finds thatthe instant action should be stayed until the disposition of the pending criminal proceedings.”).

by subjecting them to discovery during the pendency of a grand jury proceeding, which would be highly prejudicial and unfair, and 3) a stay will preserve the interests of justice, grand jury secrecy, and the integrity of this proceeding.

VI. CONCLUSION

Defendants respectfully submit this statement for the Court’s review in advance of the parties’ December 17, 2003 status conference.

Dated: December 12, 2003	By:	/s/ J. Thomas Rosch

J. Thomas Rosch (Cal. Bar No. 37668)

LATHAM & WATKINS LLP

505 Montgomery Street

San Francisco, CA 94111

(415) 391-0600 tel., (415) 395-8095 fax

tom.rosch@lw.com

Attorneys for Defendant

Avery Dennison Corporation

Dated: December 12, 2003	By:	/s/ Christopher M. Curran

Christopher M. Curran (D.C. Bar No. 408561)

WHITE & CASE, LLP

601 Thirteenth Street, NW

Washington DC, 20005

(202) 626-3600 tel., (202) 639-9355 fax

ccurran@washdc.whitecase.com

Attorneys for Defendants

UPM-Kymmene Oyj and Raflatac, Inc.

Dated: December 12, 2003	By:	/s/ Patrick J. Ahern

Patrick J. Ahern (Ill. Bar No. 6187380)

BAKER & MCKENZIE

One Prudential Plaza

130 East Randolph Drive, 35th Floor

Chicago, IL 60601

(312) 861-8000 tel., (312) 861-2898 fax

Patrick.J.Ahern@BakerNet.com

Attorneys for Defendants

Bemis Company And Morgan Adhesives Co.

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